

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2017

Zvi Glasman
Chief Financial Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, California 95066

      Re: Fox Factory Holding Corp.
              Form 10-K for Fiscal Year Ended December 30, 2016
              Filed March 1, 2017
              File No. 001-36040

Dear Mr. Glasman:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk for

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure